UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 000-14798

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

AMERICAN WOODMARK CORPORATION
INVESTMENT SAVINGS STOCK OWNERSHIP PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

American Woodmark Corporation

3102 Shawnee Drive

Winchester, VA 22601

AMERICAN WOODMARK CORPORATION

INVESTMENT SAVINGS STOCK OWNERSHIP PLAN

Report of Independent Registered Public Accounting Firm

Investment Savings Stock Ownership Plan Committee
American Woodmark Corporation:

We have audited the accompanying statements of net assets available for benefits of the American Woodmark Corporation Investment Savings Stock Ownership Plan (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit of the Plan’s financial statements as of and for the year ended December 31, 2008 was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) at December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements as of and for the year ended December 31, 2008 and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Roanoke, Virginia

June 15, 2009

AMERICAN WOODMARK CORPORATION

INVESTMENT SAVINGS STOCK OWNERSHIP PLAN

Statements of Net Assets Available for Benefits

December 31, 2008 and 2007

	2008	2007
Assets:
Investments at fair value (notes 3, 4 and 5):
Interest-bearing cash	$12,032	$120,182
Mutual funds	34,691,439	50,836,475
American Woodmark Corporation Stock Fund:
Interest-bearing cash	303,906	434,579
Common Stock - American Woodmark Corporation	18,227,813	18,640,136

Total investments	53,235,190	70,031,372

Receivables:
Participant loans	2,498,136	2,839,027
Employer’s contributions	341,280	376,549
Participants’ contributions	134,734	105,874
Interest receivable	41,324	70,520
Due from broker	4,755	—

Total receivables	3,020,229	3,391,970

Total assets	56,255,419	73,423,342

Liabilities:
Excess contributions payable	91,687	159,847
Due to broker	—	46,317

Total liabilities	91,687	206,164

Net assets available for benefits	$56,163,732	$73,217,178

See accompanying notes to financial statements.

AMERICAN WOODMARK CORPORATION

INVESTMENT SAVINGS STOCK OWNERSHIP PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2008 and 2007

	2008	2007
Additions (reductions) to net assets attributed to:
Investment income (notes 3, 4 and 5):
Net depreciation in fair value of investments	$(16,457,558)	$(21,908,670)
Interest and dividends	1,254,173	1,675,572
Interest on participant loans	228,638	227,862

Total investment loss	(14,974,747)	(20,005,236)

Contributions:
Participants’ contributions	4,864,565	5,089,758
Rollovers	228,349	543,165
Employer’s contributions	1,351,848	1,787,851

Total contributions	6,444,762	7,420,774

Deductions from net assets attributed to:
Benefits paid to participants	(8,301,288)	(7,887,212)
Administrative expenses	(222,173)	(224,715)

Total deductions	(8,523,461)	(8,111,927)

Net decrease in net assets available for benefits	(17,053,446)	(20,696,389)

Net assets available for benefits at beginning of year	73,217,178	93,913,567

Net assets available for benefits at end of year	$56,163,732	$73,217,178

See accompanying notes to financial statements.

AMERICAN WOODMARK CORPORATION

INVESTMENT SAVINGS STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(1)     Description of the Plan

The following description of the American Woodmark Corporation Investment Savings Stock Ownership Plan (the Plan) provides only general information. A complete description of the Plan provisions, including those relating to participation, vesting and benefits, is contained in the Plan document. Copies of this document are available from the American Woodmark Corporation Treasury Department.

(a)     General

The Plan is a defined contribution plan that covers all hourly and salaried employees of American Woodmark Corporation (the Corporation) upon meeting certain eligibility requirements. Eligible participants include all employees participating in the Plan prior to January 1, 2002, and employees who after December 31, 2001 have reached the age of 18 and are employed at the end of six consecutive months. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

(b)     Contributions

The Plan allows participants to contribute up to 50% of their annual compensation, excluding bonuses and other forms of extraordinary remuneration not generally received by the participants as a class. The statutory maximum amount of contributions allowed was $15,500 for the years ended December 31, 2008 and 2007. Participants who are 50 years or older on the last day of the Plan year are eligible to contribute an additional catch-up contribution up to the limit imposed by law. The catch-up limit for 2008 and 2007 was $5,000. Participants may elect to invest their contributions in the available investment options as authorized by the Plan committee. The accounts of participants who do not make an investment election are automatically invested in fixed income securities.

The Corporation makes matching contributions equal to 50% of each participant’s salary reduction contribution up to the first 4% of the participant’s annual compensation. All contributions by the Corporation are made in the Corporation's common stock.

Each year, the Corporation also makes incentive contributions to each participant in the Plan equal to 3% of the Corporation’s quarterly net earnings divided by the number of eligible Plan participants. These contributions may be made in the form of the Corporation's common stock or cash. Incentive contributions made in 2008 and 2007 were made in the Corporation’s common stock. Additional incentive contributions may be made at the option of the Corporation’s board of directors. None were made in 2008 or 2007.

(c)     Participant Accounts

Each participant’s account is credited with the participant’s contributions and the related matching contribution, an allocation of the Corporation’s incentive contributions and Plan earnings. Allocations of income (losses) attributable to investment funds are made proportionately (based upon account balances) to each participant’s account. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Corporation contributions.

AMERICAN WOODMARK CORPORATION

INVESTMENT SAVINGS STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(d)      Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Participants vest at 25% per year in the Corporation’s contribution portion of their account plus actual earnings thereon beginning at the conclusion of their second year of service. A participant is 100% vested after five years of service. Each participant will always have a fully vested interest in their prior plan account and any rollover accounts.

(e)      Loans

Participants are allowed to take out loans from their vested balances. The minimum loan amount is $1,000 effective January 1, 2008 and only one loan can be outstanding at any time. Prior to January 1, 2008 the minimum loan balance was $500. The maximum loan amount is equal to the lesser of 50% of the participant’s vested account or $50,000 in accordance with the Department of Labor’s regulations. Loan payments are made through payroll deductions with interest based on the prime interest rate as listed in the Wall Street Journal on the first day of the calendar quarter in which the loan is made plus 2%. Loans must be repaid over a period not to exceed five years.

(f)      Payment of Benefits

Upon termination of service, a participant may receive a lump-sum amount equal to the vested balance of their account or leave the vested balance in the Plan up to the Plan year in which the participant reaches age 65.

(g)      Plan Termination

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to amend, modify, suspend, or terminate the Plan. In the event of termination of the Plan, participants would become fully vested in their account balances.

(h)      Investment Options

Effective January 1, 2007, participants in the Plan may direct their individual contributions into any of the investment options offered by the Plan. The Plan provides that the Corporation’s matching and profit sharing contributions are automatically invested in the Corporation’s common stock which is held by the American Woodmark Corporation Stock Fund (the Stock Fund). The Plan allows participants to diversify their matching and profit sharing contributions out of the Stock Fund. Beginning in 2007, participants with at least 3 years of service can diversify up to 33% in 2007, 66% in 2008 and 100% in 2009. Effective March 2007, the Plan Committee removed the service criteria.

AMERICAN WOODMARK CORPORATION

INVESTMENT SAVINGS STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(i)       Administrative Expenses

The Plan sponsor pays for all recordkeeping services, the trustee and custodial fees for the Corporation’s common stock, and the trustee fee for preparing loan or distribution checks. All other expenses are paid by the Plan.

(2)      Summary of Significant Accounting Policies

(a)      Basis of Accounting

The accompanying financial statements of the Plan are prepared on the accrual basis of accounting.

(b)       Investment Valuation and Income Recognition

Investments are stated at fair value. The fair value of the mutual funds is based on quoted market prices on the last business day of the plan year. The fair value of the Corporation's common stock is based on the average of the quoted bid and asked prices on the last business day of the Plan year. Interest-bearing cash balances are valued based on redemption values on the last business day of the Plan year.

Beginning January 1, 2007, the Plan created the American Woodmark Corporation Stock Fund. The Stock Fund consists primarily of the Plan’s investment in the Corporation’s common stock and interest-bearing cash. Upon creation of the Stock Fund, the Plan converted participants’ current ownership in the Corporation’s common stock to units of the Stock Fund.

In accordance with the policy of stating investments at fair value, the amount reflected as the net appreciation (depreciation) in fair value of investments represents the change in fair value as compared to cost and realized gains and losses, with cost determined using the average cost method. Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan’s investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. In addition, due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(c)      Participant Loans Receivable

Participant loans are carried at their unpaid principal balance.

(d)      Benefit Payments

Benefit payments are recorded upon distribution.

(e)      Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(f)      Reclassifications

Certain reclassifications have been made to prior year's financial statements to place them on a basis comparable with the current year's financial statements.

AMERICAN WOODMARK CORPORATION

INVESTMENT SAVINGS STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(3)     Fair Value Measurements

On January 1, 2008, the Corporation adopted Statement of Financial Accounting Standards No. 157 (SFAS157), “Fair Value Measurement.” SFAS 157 established a three-level valuation hierarchy for disclosure of fair value measurement. The levels are described below:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical asset or liabilities in active markets that the Plan has the ability to access.

Level 2 - Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in active markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.  If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to their fair value measurement.

Financial assets and liabilities measured at fair value on a recurring basis are as follows:

	Fair Value Measurements as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Interest-bearing cash	$315,938	$—	$—	$315,938
American Woodmark Corporation Common Stock	18,227,813	—	—	18,227,813
Mutual Funds	34,691,439	—	—	34,691,439
Total assets at fair value	$53,235,190	$—	$—	$53,235,190

AMERICAN WOODMARK CORPORATION

INVESTMENT SAVINGS STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(4)     Investments

Investments that represent 5% or more of fair value of the Plan’s net assets are as follows:

	December 31,
	2008	2007
Fair value determined by quoted market price:
American Woodmark Corporation common stock	$18,227,813	$18,640,136
Consulting Group Large Cap Value Equity Fund	5,308,966	9,147,248
Consulting Group Large Cap Growth Fund	4,811,237	8,508,345
Consulting Group Small Cap Growth Fund	2,705,932	5,249,516
Consulting Group International Equity Fund	2,517,057	4,877,481
Consulting Group Core Fixed Income Investments Fund	5,083,129	5,839,646
Consulting Group Government Money Market Fund	4,158,875	3,858,717

During the years ended December 31, 2008 and 2007, the Plan’s investments (including investments purchased, sold, as well as held during the year) depreciated in fair value by $16,457,558 and $21,908,670 respectively, as follows:

	December 31,
	2008	2007
Fair value determined by quoted market price:
American Woodmark Corporation common stock	$(1,127,270)	$(23,785,446)
Mutual Funds	(15,330,288)	1,876,776
	$(16,457,558)	$(21,908,670)

(5)     Nonparticipant-Directed Investments

Nonparticipant-directed investments are as follows:

	December 31,
	2008	2007
Investments at fair value:
American Woodmark Corporation common stock	$4,687,602	$9,139,289

AMERICAN WOODMARK CORPORATION

INVESTMENT SAVINGS STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2008 and 2007

As it is impractical to specifically identify changes in the Stock Fund between nonparticipant-directed and participant directed (see note 1(h)), the Plan has reflected below the component of changes in net assets related to nonparticipant and participant-directed investments in the Stock Fund.

	December 31,
	2008	2007
Change in net assets:
Employer contributions, net of forfeitures	$1,351,848	$1,787,851
Net depreciation in fair value	(1,127,270)	(23,785,446)
Dividends	361,084	304,684
Withdrawals and transfers by participants	(1,128,658)	(4,697,043)
	$(542,996)	$(26,389,954)

At December 31, 2008 and 2007, the balance of forfeited nonvested accounts in nonparticipant-directed investments was $13,962 and $25,093, respectively. This balance will be used to reduce future employer contributions. In 2008 and 2007, employer contributions were reduced by $132,749 and $250,293, respectively, from forfeited nonvested accounts.

(6)    Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2008	2007

Net assets available for benefits per the financial statements	$56,163,732	$73,217,178
Less amounts allocated to withdrawing participants	(113,913)	(927,114)
Less benefit payments processed by recordkeeper but not paid by trustee	(5,623)	(1,215)

Net assets available for benefits per the Form 5500	$56,044,196	$72,288,849

AMERICAN WOODMARK CORPORATION

INVESTMENT SAVINGS STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2008 and 2007

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the years ended December 31, 2008 and 2007:

	December 31,
	2008	2007

Benefits paid to participants per the financial statements	$8,301,288	$7,887,212
Plus amounts allocated on Form 5500 to withdrawing participants at end of year	119,536	928,329
Less amounts allocated on Form 5500 to withdrawing participants at the beginning of the year	(928,329)	(1,651,811)
Benefits paid to participants per the Form 5500	$7,492,495	$7,163,730

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment by the Corporation prior to December 31 but not yet paid as of that date.

(7)     Related-Party Transactions

Certain plan assets are invested in common stock of the Corporation. Transactions involving these investments are considered to be party-in-interest transactions. During 2008 and 2007, the Plan received $361,084 and $304,684, respectively, in dividends from the Corporation.

Certain administrative services are provided by the Corporation without cost to the Plan; the remainder of the administrative expenses is paid by the Plan.

(8)    Federal Income Taxes

Effective November 15, 2007, the Plan Committee amended and restated the Plan to a Prototype Plan maintained by the Newport Group. The prototype plan is qualified under the Internal Revenue Code (the Code) sections 401 and 501. The plan administrator believes the Plan is being operated in accordance with the prototype plan document and in compliance with the appropriate requirements of the Code. Therefore, the plan administrator believes that the Plan is qualified and the related trust is tax exempt.

AMERICAN WOODMARK CORPORATION

INVESTMENT SAVINGS STOCK OWNERSHIP PLAN

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2008

	Number of shares, principal amounts, or units

Identity of issuer, borrower, lessor, or similar party		Cost**	Current value
SEI Prime Obligation Cash Fund	(Rates of interest ranging from 0.49% to 4.28%)		$315,938
Mutual funds:
Allianz CCM Mid Cap Fund	8,968		141,701
Allianz Global Inv Value Fund	45,641		310,359
Amcap Fund	56,904		690,811
American Bond Fund of America	68,914		741,518
American Cash Management Trust of America	994,233		994,233
American Europacific Growth Fund	37,296		1,042,416
American Smallcap World Fund	30,207		629,212
American Mutual Fund	37,158		708,974
Columbia Acorn Select Fund Z	6,377		89,722
Columbia Mid Cap Value Fund	26,227		221,616
Consulting Group Large Cap Value Equity Fund	799,543		5,308,966
Consulting Group Large Cap Growth Fund	523,530		4,811,237
Consulting Group Small Cap Growth Fund	255,036		2,705,932
Consulting Group International Equity Fund	357,537		2,517,057
Consulting Group Core Fixed Income Investments Fund	658,436		5,083,129
Consulting Group Govt Money Market Fund	4,158,875		4,158,875
Consulting Group Small Cap Value Fund	74,467		522,016
Dreyfus Appreciation Fund	7,674		216,634
Dreyfus Midcap Index Fund	38,282		638,921
Franklin Dynatech Fund	8,130		140,648
Franklin Equity Income Fund	24,294		298,814
Franklin Growth Fund	7,200		210,669
Franklin Small Cap Value Fund	12,962		357,748
Franklin Templeton Growth Fund	26,168		274,239
Franklin Total Return Fund	23,381		203,884
Janus Fundamental Equity Fund	18,074		258,644
Janus Growth & Income Fund	18,633		386,635
Pimco Real Return Fund	79,716		753,314
Templeton Foreign Smaller Companies Fund	35,338		273,515
Total	8,439,201		34,691,439

*American Woodmark Corporation Common Stock	999,880	$ 12,134,123	18,227,813

Total investments			$53,235,190

* Participant loans receivable	(Rates of interest ranging from 5.25% to 10.25%)		$2,498,136

* Party-in-interest.
** Historical cost not required for participant-directed investments.

See accompanying report of independent registered public accounting firm.

SIGNATURE

          The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the American Woodmark Corporation Investment Savings Stock Ownership Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICAN WOODMARK CORPORATION INVESTMENT SAVINGS STOCK OWNERSHIP PLAN

Date:	June 16, 2009	By:	/s/ Glenn Eanes
Glenn Eanes
Vice President and Treasurer
Chairman of Pension Committee

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of KPMG LLP (Filed herewith)